FOR IMMEDIATE RELEASE	May 11, 2026

Micromem Technologies Inc. Enhances Team To

Advance Development of Wearables Gas Sensing Project

Toronto, Ontario and New York, New York, May 11, 2026 - Micromem Technologies Inc. ("Micromem" or the "Company") (CSE: MRM, OTCQB: MMTIF) ) is pleased to announce the engagement of two engineering students from the University of Toronto (the "University") to support the next phase of its gas sensor development program under its collaborative research agreement with the Department of National Defence ("DND") and the University.

This initiative builds on the Company's recent progress in ultra-high sensitivity gas detection and accelerates the transition towards integrated wearable gas sensing solutions.

The engineering students will start mid-May and work directly with the University's research team on critical software and hardware systems required for wearable platforms, including sensor integration, signal processing, data acquisition, and miniaturization efforts. The current phase focuses on developing robust, low-power wearable architectures designed to bridge the gap between laboratory-based high-sensitivity nanowire technology and real-world, field-deployable systems. These advancements aim to meet the demanding performance requirements of defense applications while opening pathways to broader commercialization in industrial, environmental, and personal safety markets.

Engaging these engineering students represents an important step in strengthening the collaboration with the University and the DND.  Their contributions will help accelerate the development of practical wearable gas sensors capable of delivering real-time, high-sensitivity detection in dynamic environments.

Micromem's gas-phase sensing platform, based on proprietary nanowire field-effect transistor technology, continues to target dual-use applications. Against a backdrop of increasing global investment in defense and security technologies, Micromem's dual-use sensing platform is strategically positioned to address both defense requirements and broader commercial applications across industrial, environmental, and safety markets.

Wearable formats have the potential to significantly enhance situational awareness and personnel safety for defense personnel, first responders, and industrial users by enabling continuous, unobtrusive monitoring of hazardous gases and volatile compounds. The Company anticipates that this phase of development will lead to functional wearable prototypes, followed by validation testing and evaluation with defense stakeholders and potential commercial partners.

Further updates will be provided as key technical milestones are achieved.

About Micromem.

Micromem Technologies Inc. and its subsidiaries, a publicly traded (OTCQB: MMTIF, CSE: MRM), company analyzes specific industry sectors to create intelligent game-changing applications that address unmet market needs. By leveraging its expertise and experience with sophisticated sensor applications, the Company successfully powers the development and implementation of innovative solutions for oil & gas, utilities, automotive, healthcare, government, information technology, manufacturing and other industries. Visit www.micromeminc.com.

Safe Harbor Statement.

This press release contains forward-looking statements. Such forward-looking statements are subject to a number of risks, assumptions and uncertainties that could cause the Company's actual results to differ materially from those projected in such forward-looking statements. In particular, factors that could cause actual results to differ materially from those in forward looking statements include: our inability to obtain additional financing on acceptable terms; risk that our products and services will not gain widespread market acceptance; continued consumer adoption of digital technology; inability to compete with others who provide comparable products; the failure of our technology; the infringement of our technology with proprietary rights of third parties; inability to respond to consumer and technological demands; inability to replace significant customers; seasonal nature of our business; and other risks detailed in our filings with the Securities and Exchange Commission. Forward-looking statements speak only as of the date made and are not guarantees of future performance. We undertake no obligation to publicly update or revise any forward-looking statements. When used in this document, the words "believe," "expect," "anticipate," "estimate," "project," "plan," "should," "intend," "may," "will," "would," "potential," and similar expressions may be used to identify forward-looking statements.

The CSE or any other securities regulatory authority has not reviewed and does not accept responsibility for the adequacy or accuracy of this press release that has been prepared by management.

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Listing:  OTCQB - Symbol: MMTIF and CSE - Symbol: MRM

Shares issued: 634,081,495

SEC File No: 0-26005

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